Mail Stop 4561


      August 25, 2005


Robert R. Black, Sr.
Chief Executive Officer and Manager
Virgin River Casino Corporation, RBG, LLC and
B & BB, Inc.
911 North Buffalo, Suite #201
Las Vegas, Nevada 89128

Re:	Virgin River Casino Corporation, RBG, LLC and B & BB, Inc.
	Amendment No. 3 to Form S-4
      Filed on August 10, 2005
	File No. 333-123179

Dear Mr. Black:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Update your financial statements pursuant to 3-12 of Regulation
S-
X.





Managements Discussion and Analysis of Financial Condition and Results of Operations, page 40
2. Please revise your discussion under the monthly and yearly comparisons for Virgin River Casino Corporation, RBG, LLC and B & B
B, Inc. to discuss the underlying drivers impacting the changes for
all of the noted balances. We note for instance, but without limitation, that on page 45 you state that Hotel expense decreased by
11.8% but you fail to note the reason for the change.   Simply
identifying the percent and dollar changes does not provide a sufficient basis to analyze your financial performance.

Management, page 80
3. We note your response to comment 2. Please revise this section to include in a footnote how management fees are determined.
Certain Relationships and Related Parties, page 86
4. Please advise us whether you accrue Mr. Black`s management fees on a quarterly basis. If yes, please revise to disclose his 2005 compensation as of June 30, 2005. Also, please revise to disclose how Mr. Black`s compensation is determined. We note that in your response letter dated August 10, 2005, you state that "management fees are paid at the discretion of the Company`s management." In your discussion on how Mr. Black`s compensation was determined, please specifically note if Mr. Black was involved in determining the management fee that he was paid.

Other

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.



      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Robert Telewicz, Accountant, at (202) 551-
3438
or Cicely Luckey, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact David Roberts, Staff Attorney, at
(202) 551-3856 or the undersigned at (202) 551-3694 with any other questions.


      Sincerely,



      Owen Pinkerton
      Senior Counsel


cc:	Sherwood Cook, Esq. (via facsimile)
      Kummer Kaempfer Bonner & Renshaw



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Robert R. Black, Sr.
Virgin River Casino Corporation; RBG, LLC and B&BB, Inc.
August 25, 2005
Page 1